SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2—Final Amendment)

DELPHI CORPORATION
(Name of Subject Company (Issuer))

DELPHI CORPORATION
(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

247126105
(CUSIP Number of Class of Securities)

Alan S. Dawes
Vice Chairman and Chief Financial Officer
DELPHI CORPORATION
5725 Delphi Drive
Troy, Michigan 48098
(248) 813-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$26,753,798	$2,165

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 19,503,649 shares of common stock of Delphi Corporation having an aggregate value of $26,753,798 as of November 12, 2003 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00008090 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,165 Filing Party: Delphi Corporation
Form or Registration No.: Schedule TO Date Filed: November 18, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 19, 2003 (as so amended, the “Schedule TO”), by Delphi Corporation, a Delaware corporation (the “Company”). The Schedule TO relates to the offer by the Company to certain eligible employees of the Company and its subsidiaries, as defined in the Offer to Exchange, dated November 18, 2003, which is attached to the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”), to exchange their outstanding eligible options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Shares”), with an exercise price of equal to or greater than $17.00 per share that were originally granted under the eligible plans (as defined in the Offer to Exchange) for cash-settled stock appreciation rights. The cash-settled stock appreciation rights will be granted upon the terms and subject to the conditions described in the Offer to Exchange, the acceptance form for eligible employees in the United States and the acceptance form for the eligible employees residing in France, Germany and Mexico, as applicable (each an “Acceptance Form,” and together, the “Acceptance Forms”), forms of which are attached to the Schedule TO as Exhibits (a)(4) and (a)(5), respectively.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following thereto:

     “The exchange offer expired at 5:00 p.m., Eastern Standard Time, on December 17, 2003. We have accepted all eligible options tendered pursuant to the terms and conditions of the Offer to Exchange and have cancelled such options. Results indicate that options to purchase 8,359,476 shares of the Company’s common stock were tendered for exchange, representing approximately 43% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the offer, we granted 8,359,476 cash-settled stock appreciation rights on December 17, 2003 and will promptly send to each eligible employee who has validly accepted the offer a grant letter substantially in the form attached as Schedule E to the Offer to Exchange. The cash-settled stock appreciation rights have the same exercise prices as the prior option grants.”

Item 12. Material to Be Filed as Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a)(17) Press Release issued by the Company on December 19, 2003.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003

DELPHI CORPORATION

By:	/s/ John D. Sheehan

Name: John D. Sheehan
Title: Chief Accounting Officer and
Controller

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EXHIBIT INDEX

Exhibit
No.
(a)(1)	Offer to Exchange, dated November 18, 2003.*

(a)(2)	Cover Letter to the Offer to Exchange, dated November 18, 2003.*

(a)(3)	Employee Communications Package. *

(a)(4)	Form of Written Acceptance Form for eligible employees in the United States.*

(a)(5)	Form of Written Acceptance Form for eligible employees residing in France, Germany and Mexico.*

(a)(6)	Form of Text of Internet Election System for eligible employees in the United States (for acceptance and withdrawal of eligible options).*

(a)(7)	Telephone Election System Script for eligible employees in the United States (for acceptance and withdrawal of eligible options).*

(a)(8)	Form of Written Withdrawal Form for eligible employees residing in France, Germany and Mexico.*

(a)(9)	Form of Grant Letter (incorporated by reference to Schedule E to the Offer to Exchange which is attached to the Schedule TO filed by the Company on November 18, 2003 as Exhibit (a)(1))

(a)(10)	Form of E-Mail Communication to eligible employees, dated November 18, 2003.*

(a)(11)	Script of Global Voicemail Message from Kevin Butler, dated November 18, 2003.*

(a)(12)	Form of E-Mail Communication to employees in France, dated November 18, 2003.*

(a)(13)	Press Release issued by the Company on November 18, 2003, previously filed with the Securities and Exchange Commission on the Tender Offer Statement filed on Schedule TO-C on November 18, 2003 and incorporated herein by reference.

(a)(14)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, previously filed with the Securities and Exchange Commission on February 18, 2003 and incorporated herein by reference.

(a)(15)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, previously filed with the

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Securities and Exchange Commission on April 16, 2003, July 17, 2003 and October 16, 2003, respectively, and incorporated herein by reference.

(a)(16)	Script of Global Email Message, dated November 20, 2003, and posted on employee website.**

(a)(17)	Press Release issued by the Company on December 19, 2003.

(b)	None.

(d)(1)	Delphi Corporation Stock Appreciation Rights for Option Plan (incorporated by reference to Schedule C to the Offer to Exchange which is attached to the Schedule TO filed by the Company on November 18, 2003 as Exhibit (a)(1))

(d)(2)	Delphi Automotive Systems Stock Incentive Plan (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-67333), previously filed with the Securities and Exchange Commission on December 23, 1998)

(d)(3)	Delphi Salary and Hourly Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, previously filed with the Securities and Exchange Commission on February 18, 2003)

(g)	None.

(h)	None.

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by the Company on November 18, 2003.

**	Previously filed with the Securities and Exchange Commission on Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on November 19, 2003.

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